-------------------------------------------
                                                  OMB APPROVAL
                                   -------------------------------------------
                                     OMB Number:
                                     Expires:

                                     Estimated average burden
                                     hours per form...................

                                   -------------------------------------------



                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                                  Cambio, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                              Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  13200N 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Jay S. Nickse
                    c/o Venad Administrative Services, Inc.
                               342 Madison Avenue
                               New York, N.Y. 10173
                                  212-599-2535
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                          May 3, 1999 and June 3, 1999
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No. 13200N 10 0               13D


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Frederick R. Adler
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [X ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America

--------------------------------------------------------------------------------
   NUMBER OF      7   SOLE VOTING POWER
     SHARES           8,500,136 (includes 7,648,000 shares issuable upon
  BENEFICIALLY        conversion of 15,296 shares of Series B Preferred
    OWNED BY          Stock).
     EACH        ---------------------------------------------------------------
   REPORTING     8   SHARED VOTING POWER
    PERSON            0 Shares - But may be deemed to have shared  power to vote
     WITH             a total of 3,962,004 (includes 3,513,500 shares issuable
                      upon conversion of 7,027 shares of Series B Preferred
                      Stock) shares by reason of being a General Partner of the
                      Partnership  that  serves  as a Member of Euro America
                      Venture Partners LLC, the general partner of Euro-America-
                      II, L.P., ("Euro-America), a Delaware Limited Partnership.
                      Mr. Adler disclaims beneficial ownership of such shares.
                  --------------------------------------------------------------
                  9   SOLE DISPOSITIVE POWER
                      8,500,136 (includes 7,648,000 shares issuable upon
                      conversion of 15,296 shares of Series B Preferred
                      Stock).
                  --------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      0 Shares - But may be deemed to have shared  power to vote a total of 3,962,004 (includes 3,513,500 shares issuable
                      upon conversion of 7,027 shares of Series B Preferred
                      Stock) shares by reason of being a General Partner of the
                      Partnership  that  serves  as a Member of Euro America
                      Venture Partners LLC, the general partner of Euro-America-
                      II, L.P., ("Euro-America), a Delaware Limited Partnership.
                      Mr. Adler disclaims beneficial ownership of such shares.
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       8,500,136

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ X ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       73.1%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 13200N 10 0              13D


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       Euro-America-II, L.P. ("Euro-America")
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [X ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       PF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America

--------------------------------------------------------------------------------
   NUMBER OF      7   SOLE VOTING POWER
     SHARES           3,962,004 (includes 3,513,500 shares issuable upon
  BENEFICIALLY        conversion of 7,027 shares of Series B Preferred Stock)
    OWNED BY          except that Mr. Adler as General Partner of the
      EACH            partnership that serves as a Member of Euro America
   REPORTING          Venture Partners LLC, the general partner of
     PERSON           Euro-America-II, L.P.,("Euro-America"), a Delaware Limited
      WITH            Partnership may be deemed to have shared power to vote the
                      Euro-America shares.
                  --------------------------------------------------------------
                  8   SHARED VOTING POWER
                      See response to Row 7 above
                  --------------------------------------------------------------
                  9   SOLE DISPOSITIVE POWER
                      3,962,004 (includes 3,513,500 shares issuable upon
                      conversion of 7,027 shares of Series B Preferred Stock)
                      except that Mr. Adler as General Partner of the
                      partnership that serves as a Member of Euro America
                      Venture Partners LLC, the general partner of
                      Euro-America-II, L.P.,("Euro-America"), a Delaware Limited
                      Partnership may be deemed to have shared power to vote the
                      Euro-America shares.
                  --------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      See response to Row 9 above
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,962,004

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ X ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       52.9%

- ------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN


- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D


Item 1.  Security and Issuer

     This statement relates to the Class A Common Stock and Series B Convertible Preferred Stock of Cambio, Inc. formerly Meadowbrook Rehabilitation Group, Inc. ("Cambio"). Cambio's executive offices are located at 6006 North Mesa Street, Suite 515, El Paso, Taxas 79912.

Item 2.  Identity and Background

     (a) This statement is filed by Frederick R. Adler ("Mr. Adler")and Euro-America-II L.P. ("Euro-America") . Mr. Adler and Euro-America are sometimes collectively referred to as the "Reporting Persons".

     The  Reporting  Persons may be deemed to be a "group"  for the  purposes of
Section 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended (the "Act"), and the rules thereunder, although each expressly disclaims any assertion or presumption that it or any other persons on whose behalf this Statement and the Agreement attached as Exhibit 2 hereto should not be construed to be an admission that any of the Reporting Persons is a member of a "group" consisting of one or more persons.

     (b) The address of the principal business office of Mr. Adler is c/o Adler & Company, 1520 South Ocean Boulevard, Palm Beach, Florida 33480 and of Euro-America is c/o Venad Administrative Services, Inc. 342 Madison Avenue New York, N.Y. 10173

     (c) Mr. Adler is Managing Director of Adler & Company, 1520 South Ocean Boulevard, Palm Beach, Florida 33480, a venture capital management firm, and is a general partner of its related investment funds. Mr. Adler is of counsel to the law firm of Fulbright and Jaworski L.L.P., 666 Fifth Avenue, New York, New York 10103. Euro-America II is a Delaware Limited Partnership.

Item 3. Source and Amount of Funds or Other Consideration

     Since the filing of Amendment #1, Frederick R. Adler and Euro-America-II, L.P. purchased an aggregate of 4,714 and 2,786 shares, respectively, of Series B preferred stock at $100 per share. In addition, Euro-America-II, L.P. exercised warrants through a cashless exercise to acquire 109,822 shares of class A common stock.

Item 4.  Purpose of Transaction

     See Item 3.

Item 5.  Interest in Securities of the Issuer

     See Items 7 through 13 of the Schedule 13D cover page.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

          Exhibit 1 - Agreement to File Joint Statement on Schedule 13D

Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  May 8, 1999                          /s/ Frederick R. Adler
                                           -----------------------------------
                                           Frederick R. Adler, in his individual
                                           capacity,  and in his  capacity  as a
                                           General  Partner  of a Member  of the
                                           Limited Liability  Company,  which is
                                           the General  Partner of  Euro-America
                                           II, L.P.

         EXHIBIT 1 - AGREEMENT TO FILE JOINT STATEMENT ON SCHEDULE 13D

     AGREEMENT, this 8th day of May, 1999, by and among Euro-America-II, L.P. ("Euro-America"), a Delaware Limited Partnership and Frederick R. Adler ("Mr. Adler") on behalf of himself and as General Partner of the Partnership that serves as a Member of the General Partner of Euro-America.

     WHEREAS, the Class A Common Stock has been registered by Cambio, Inc., formerly Meadowbrook Rehabilitation Group, Inc., under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Act");

     WHEREAS, pursuant to Rule 12d-3 under the Act, any person who holds more than five percent (5%) of such a class of registered equity securities is permitted to file with the Securities and Exchange Commission a statement on
Schedule 13D in certain circumstances; and

     WHEREAS, Rule 13d-1 (f) under the law provides that whenever two or more persons are permitted to file a statement on Schedule 13D with respect to the same securities, only one such statement need be filed, provided such persons agree in writing that such statement is filed on behalf of each of them.

     NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein, the parties hereby agree as follows:

     EURO-AMERICA AND MR. ADLER hereby agree, in accordance with Rule 13d-1 (f) under the Act, to file the statement on Schedule 13D (the "Statement") with respect to the Class A Common Stock beneficially owned or that may be deemed to be beneficially owned by each of them pursuant to Sections 13(d) and 13(g) of the Act and the rules thereunder.

     EURO-AMERICA AND MR. ADLER hereby agree that this Statement shall be fled on behalf of each of them and that a copy of this Agreement shall be filed as an Exhibit thereto in accordance with Rule 13d-(f)(iii) under the Act.

     This Agreement and the filing of the Statement shall not be construed to be an admission that any of Euro-America and Mr. Adler are members of a "group" pursuant to Sections 13(d) and 13(g) of the Act and the rules thereunder consisting of one or more such persons.

     IN WITNESS WHEREOF, the parties have executed this Agreement or caused this Agreement to be signed on their behalf by their duly authorized representatives as of the date first written above.

                                           /s/ Frederick R. Adler
                                           -----------------------------------
                                           Frederick R. Adler, in his individual
                                           capacity,  and in his  capacity  as a
                                           General  Partner  of a Member  of the
                                           Limited Liability  Company,  which is
                                           the General  Partner of Euro-America-
                                           II, L.P.